October 24, 2025

Special Committee of the Board of Directors
Grindr Inc.
750 N. San Vicente Blvd, Suite RE 1400
West Hollywood, CA 90069
Attn: Chad Cohen (Chair), Michael Gearon and Dan Baer
Cc: Lande Spottswood and Alex Robertson (Vinson & Elkins)

Dear Members of the Special Committee:

We, James Fu Bin Lu and George Raymond Zage III (together, the "Proposing Shareholders" or "we"), who along with our affiliated entities beneficially own in aggregate more than 60% of the outstanding shares of common stock of Grindr Inc. (the "Company"), are pleased to submit this non-binding proposal (the "Proposal") to acquire all of the outstanding shares of the Company's common stock not already owned by the Proposing Shareholders and their affiliates (the "Minority Shares") in a going-private transaction (the "Acquisition").

The terms and conditions upon which we are prepared to pursue the Acquisition are as follows.

1. <u>Purchase Price</u>. The Proposing Shareholders are prepared to offer for each share of common stock cash consideration of $18.00 per share (the "Offer Price"). This provides significant value to the Company's minority shareholders and represents an approximately 51% premium over $11.96, the price of the Company's common stock on October 10, 2025, the trading day immediately prior to the day the Proposing Shareholders first informed the Company of their intention to explore a going-private transaction.

2. <u>Buyer</u>. The Proposing Shareholders intend to form an acquisition vehicle (the "Buyer") for the purpose of implementing the Acquisition. The Proposing Shareholders may invite other existing shareholders of the Company to participate in the Acquisition. We do not currently have any agreement, arrangement or understanding with any other shareholders of the Company with respect to the Acquisition. The Acquisition would result in the Company becoming wholly owned by the Buyer and delisted from the New York Stock Exchange.

3. <u>Funding</u>. The Proposing Shareholders have secured significant expressions of interest for financing, including multiple highly confident letters. Key sources, once committed, include:

   • Rollover equity totaling approximately 60% of the fully diluted issued and outstanding shares of the Company;
   • A $1.0 billion first-lien term loan facility;
   • Investment of up to $100.0 million in new cash equity by the Proposing Shareholders and their affiliates; and
   • Potentially identifying third-party common stock and structured equity to enhance our Proposal if required.

   We believe these sources, including the Proposing Shareholders' existing ownership and potentially the ownership of other existing shareholders, will be fully sufficient to fund the Acquisition, including payment for all Minority Shares (other than those that may roll over), refinancing of the Company's existing indebtedness (plus accrued interest and premiums), and all related transaction fees and expenses, while providing adequate working capital post-closing.

4. <u>Due Diligence</u>. We are deeply familiar with the Company from our existing majority equity investment and are confident in the Company's value based on publicly available information and other information available through our roles as members of the Company's Board of Directors. We therefore

expect to be able to complete diligence on a highly expedited basis. To move expeditiously toward execution and a targeted closing in the first quarter of 2026, we request prompt execution of a mutually agreeable confidentiality agreement (or confirmation from the Special Committee) to enable access to diligence materials for sharing with our financial and legal advisors. We have engaged Milbank LLP as our legal counsel to assist our work.

5. <u>Definitive Agreements</u>. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition and related transactions (the "Definitive Agreements"). The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. <u>Process</u>. We expect the Special Committee of the Board of Directors will be exclusively authorized to consider and negotiate the Acquisition with the Proposing Shareholders. As majority shareholders proposing to acquire the remaining equity, the Proposing Shareholders believe the Acquisition presents a conflict-minimized opportunity. Consistent with precedents in majority-led take-privates, we propose no go-shop rights or fiduciary outs, enabling efficient execution and prompt value realization for minority shareholders thereby fulfilling the Special Committee's fiduciary duty to shareholders.

7. <u>Management and Employees</u>. The Proposing Shareholders view the management and employees of the Company as vital component of the Company's success to date. We are firmly aligned with management and have no intentions of making any changes to the leadership of the Company in connection with the Acquisition. We are also committed to establishing a program and facilitating access to the necessary liquidity to enable participants in the Company's existing equity incentive plan and any successor plans to monetize their awards fairly.

8. <u>Confidentiality</u>. We will, as required by law, file amendments to our Schedules 13D with the U.S. Securities and Exchange Commission to disclose this Proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

9. <u>No Binding Commitment</u>. This Proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

The Proposing Shareholders believe this Proposal delivers immediate and certain value to all shareholders at a premium to recent trading prices and positions the Company for focused growth as a private entity. We firmly believe in the Company's business and are not interested in selling our shares to a third party. We have been committed investors since acquiring a majority stake and have conviction in the Company and its future prospects. We request the Company's response by October 31, 2025, including confirmation of diligence access. Should you have any questions regarding this Proposal, please do not hesitate to contact us or our advisors at Milbank, and for media related inquiries, please contact Sbruce@ascadvisors.com and Tingraham@ascadvisors.com (tel: 203-992-1230). We look forward to your prompt consideration and working together to complete the Acquisition.

Sincerely,

/s/ James Fu Bin Lu
James Fu Bin Lu

/s/ George Raymond Zage, III
George Raymond Zage, III